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Exhibit 12.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Statement of Computation of Ratios of
Earnings to Fixed Charges

(In thousands)

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
Earnings
Pretax income from continuing operations	$8,942	$9,111	$4,705	$7,186	$7,922	$5,172	$2,612
Preferred dividends	—	—	—	—	—	—	—
Fixed Charges
Interest expense	24,609	24,125	16,262	14,957	16,350	11,480	17,273
Interest component of rent expense(1)	128	160	173	171	165	124	133

Total fixed charges	24,737	24,285	16,435	15,128	16,515	11,604	17,406

Earnings Before Fixed Charges	$33,679	$33,396	$21,140	$22,314	$24,437	$16,776	$20,018

Ratio of Earnings to Fixed Charges	1.36	1.38	1.29	1.48	1.48	1.45	1.15

(1)
All rent expense is from operating leases. As such, there is no express interest rate within the lease agreements. Rather, the interest component of rent expense is calculated by multiplying by 33% the rent for each of the years or nine month periods above.

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WILLIS LEASE FINANCE CORPORATION AND SUBSIDIARIES Statement of Computation of Ratios of Earnings to Fixed Charges (In thousands)